Exhibit 1.01

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Mobile Selected by World’s Most Popular Chicken Restaurant Chain as its Wireless Service
Provider in China

CDC Mobile to Provide KFC with SMS Platform for Product Promotions

Beijing, Oct. 01, 2007 — CDC Mobile, a leading provider of mobile value-added services (“MVAS”) in China and a business unit of CDC Corporation (NASDAQ: CHINA), announced today it has been selected by KFC China, a division of Yum! Brands, Inc. (NYSE: YUM), one of the world’s largest restaurant chains, to provide wireless promotional services.

Under the agreement, CDC Mobile will host and maintain a SMS (Short Message Service) platform for KFC enabling the company to promote its new products in China. With this platform, KFC can proactively inform mobile subscribers of company information, such as new products and promotional programs. Mobile subscribers also can send text messages (SMS) to participate in a variety of KFC programs that include promotions, e-coupons and prizes.

With more than 1,800 KFC restaurants in over 400 cities in mainland China, KFC is the number one quick-service restaurant brand in China. After an extensive selection process, KFC chose CDC Mobile to help expand promotional services and reach out to millions of mobile subscribers that could further strengthen its dominant China brand. According to statistics from China’s Ministry of Information Industry (MII), mobile subscribers in China exceeded 500 million and the mobile penetration rate had reached 38.3 percent by the end of June 30, 2007.

“We are very proud to be selected by KFC as its wireless promotional service provider,” said Xiaowei Chen, Ph.D., president of China Mobile. “Since CDC Mobile is focused on providing consumer-based and enterprise-based mobile services in China, we are confident that our mobile expertise and customer focus will provide KFC and its target customers with a successful and productive mobile experience. This is also a win-win partnership that helps both companies expand their customer bases. For instance, our large base of mobile subscribers will contribute to KFC’s growing popularity, and in turn, KFC’s increasing customer base will be introduced to our mobile services.”

About CDC Mobile
CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the partnership between CDC Mobile and KFC China, the success of the SMS platform developed for KFC and the use of the system by KFC customers.. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following, the ability of CDC Mobile to successfully build, host and maintain KFC’s SMS platform; and the level of use by mobile subscribers to send text messages (SMS) for participation in a variety of KFC programs. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.